C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK: 945
For Immediate Release
May 2, 2018
The quarterly earnings news release for Manulife Financial Corporation ("Manulife" or the "Company") should be read in conjunction with the Company's First Quarter 2018 Report to Shareholders, including our unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2018, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), which is available on our website at http://www.manulife.com/reports.
Effective January 1, 2018, the Company's reporting segments have been reorganized. Please refer to section A5 "Changes to reporting segments and other items" and section F3 "Performance and Non-GAAP Measures" in the First Quarter 2018 Management's Discussion and Analysis ("MD&A") for details of these changes.
All percentage growth / declines in financial metrics in this news release are reported on a constant exchange rate basis. Constant exchange rate basis excludes the impact of currency fluctuations and is a non-GAAP measure. We use a number of non-GAAP measures to measure performance and to assess our businesses. For more information on non-GAAP financial measures, see "Performance and Non-GAAP Measures" below and in the First Quarter 2018 MD&A and 2017 MD&A for details.
Additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's ("SEC") website at http://www.sec.gov (EDGAR filers section).

Manulife reports 1Q18 net income of $1.4 billion, core earnings of $1.3 billion and a LICAT capital ratio of 129%
TORONTO – Manulife today announced net income attributed to shareholders of $1,372 million for the first quarter of 2018 ("1Q18"), fully diluted earnings per common share of $0.67 and return on common shareholders' equity ("ROE") of 14.1%, compared with $1,350 million, $0.66 and 13.7%, respectively, for the first quarter of 2017 ("1Q17"). The increase in net income attributed to shareholders reflects growth in core earnings and lower gains from the direct impact of markets. For 1Q18, Manulife generated core earnings of $1,303 million, fully diluted core earnings per common share of $0.64 and core return on common shareholders' equity ("core ROE") of 13.4%, compared with $1,101 million, $0.53 and 11.1%, respectively, for 1Q17.1
"We delivered strong core earnings and net income in the first quarter, and continue to make significant strides in transforming our business to be more customer centric. We are encouraged by the early progress we have made to date. For example, the numerous initiatives we have completed in Canada have led to strong, double-digit improvements in net promoter scores in just six months. We also took several strategically important actions on our North American legacy businesses which address both profitability and capital, and demonstrate clearly that we are executing on our priorities," said President & Chief Executive Officer Roy Gori.
Phil Witherington, Chief Financial Officer, said, "We continued to deliver positive net flows in our global wealth and asset management businesses, and although annualized premium equivalent sales across the company were down from the first quarter of 2017, Asia APE sales were sustained against the backdrop of a strong prior year."
"This marks the first quarter under the new Life Insurance Capital Adequacy Test or LICAT framework, and we are pleased to report a healthy capital position and a LICAT capital ratio of 129% for our operating company. This factors in only some of the expected 4 percentage point benefit from reducing the allocation to ALDA in the portfolio asset mix backing some of our North American legacy businesses," added Mr. Witherington.

[1]	Core earnings, diluted core earnings per common share and core ROE are non-GAAP measures. See "Performance and Non-GAAP Measures" below and in our First Quarter 2018 MD&A for additional information.

May 2, 2018 – Press Release Reporting First Quarter Results

HOW OUR COMPANY PERFORMED
Profitability
Reported net income attributed to shareholders of $1,372 million in 1Q18, an increase compared with $1,350 million in 1Q17
The increase in net income attributed to shareholders in 1Q18 reflected higher core earnings and lower gains from the direct impact of markets. Each of these items is described below.
Generated core earnings of $1,303 million in 1Q18, an increase of $202 million or 22% compared with 1Q17
The increase in core earnings was due to higher investment-related experience gains in core earnings ($96 million in 1Q18 compared with $46 million in 1Q17), strong growth in Asia and Global Wealth and Asset Management ("Global WAM"), lower U.S. tax rates and improved policyholder experience in Canada. Core earnings in 1Q18 included policyholder experience charges of $3 million post-tax ($2 million pre-tax) compared with charges of $27 million post-tax ($30 million pre-tax) in 1Q17.1

Generated ROE of 14.1% in 1Q18 compared with 13.7% in 1Q17, and core ROE of 13.4% compared with 11.1% in 1Q17
The increase in ROE and core ROE compared with 1Q17 largely reflected the higher earnings as noted above. Also contributing to the increase was 1.3% lower average equity in 1Q18 compared with 1Q17.
Generated investment-related experience gains of $96 million in 1Q18 compared with gains of $46 million in 1Q17
The $96 million of investment-related experience gains reported in 1Q18 reflected the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities and strong credit experience, partially offset by lower than expected returns (including fair value changes) on alternative long-duration assets ("ALDA"). In accordance with our definition of core earnings, we included $96 million of investment-related experience gains in core earnings in 1Q18 and $46 million in 1Q17. (See "Performance and Non-GAAP Measures" in our First Quarter 2018 Report to Shareholders.)
Reported gains related to the direct impact of markets of $50 million in 1Q18 compared with gains of $267 million in 1Q17
The 1Q18 gains were primarily due to increasing corporate spreads and a rising and flattening of the yield curve in the U.S., partially offset by charges from unfavourable equity markets and the sale of available-for-sale bonds.
Insurance Growth
Achieved annualized premium equivalent ("APE") sales2 of $1.4 billion in 1Q18, a decrease of 10% compared with 1Q17
In Asia, APE sales decreased 3% from a particularly strong 1Q17 (1Q17 increased 31% compared with 1Q16) due to lower APE sales in Japan. APE sales increased 10% in Hong Kong and 16% in Asia Other3. In Canada, APE sales declined 23% from 1Q17 reflecting elevated sales volumes in the prior year primarily due to regulatory changes on individual insurance and a large-case group benefit sale. In the U.S., APE sales decreased by 20% from 1Q17 due to lower international and variable universal life sales and the impact of our decision to exit sales of corporate and bank-owned life insurance.
Generated new business value ("NBV")2 of $384 million in 1Q18, in line with 1Q17
In Asia, NBV increased 1% from 1Q17 to $325 million, as improvements in business mix offset the lower sales volumes.
Achieved embedded value ("EV")2 of $49.2 billion as at December 31, 2017, an increase of $2.8 billion compared with December 31, 2016
Contributions from in-force and new business increased EV by $6.3 billion or 14% from 2016. This increase was partially offset by the impact of foreign exchange rates and shareholder dividends which together reduced EV by $4.5 billion. The EV of $49.2 billion, or $24.88 per share, attributes no value to our new business franchise, and only tangible book value to our Global Wealth and Asset Management, Manulife Bank, and Property and Casualty Reinsurance businesses. The 2017 Embedded Value Report is available on our website at http://www.manulife.com.

[1]	Effective 1Q18, policyholder experience is being reported excluding minority interest. Comparative prior periods have been updated.
[2]	APE sales, NBV and EV are non-GAAP measures. See "Performance and Non-GAAP Measures" below and in our First Quarter 2018 MD&A for additional information.
[3]	Asia Other excludes Japan and Hong Kong.

May 2, 2018 – Press Release Reporting First Quarter Results

Wealth and Asset Management ("WAM") Growth
Generated gross flows1 of $36.5 billion in our Global Wealth and Asset Management segment in 1Q18, an increase of 16% compared with 1Q17
Gross flows increased across all regions. In Asia, the increase was primarily driven by broad-based growth in our institutional asset management business from a variety of clients across multiple countries. In Canada, we experienced significant growth in our retail business and received funding for a large institutional mandate. Institutional asset management was also the driver of growth in the U.S., with additional funding from an existing large client.
Generated net flows1 of $10.0 billion in our Global Wealth and Asset Management segment in 1Q18 compared with $4.6 billion in 1Q17
Net flows increased across all regions driven by higher gross flows as mentioned above and lower redemptions in the U.S. and Canada, partially offset by higher redemptions in mainland China, primarily in money market funds.

Achieved WAM assets under management and administration ("AUMA")1 of $627 billion as at March 31, 2018, an increase of less than 1% compared with December 31, 2017
The increase in WAM AUMA was mainly driven by positive net flows in 1Q18 which more than offset the negative impact of market performance on our investment returns. WAM also manages $185 billion in assets for non-WAM reporting lines, and including those managed assets, WAM AUMA was $812 billion as at March 31, 2018.
Total Company Growth
Delivered total assets under management and administration of $1.1 trillion as at March 31, 2018
Assets under management and administration were in line with December 31, 2017.

Financial Strength
Reported a Life Insurance Capital Adequacy Test ("LICAT") ratio of 129% for The Manufacturers Life Insurance Company ("MLI") as at March 31, 2018
The Office of the Superintendent of Financial Institutions' new LICAT regulatory capital regime came into effect in Canada on January 1, 2018, replacing the Minimum Continuing Capital and Surplus framework. As at March 31, 2018, the LICAT ratio for MLI was 129%, compared to a supervisory target level of 100%. As this is the first quarter we are reporting under LICAT, there are no prior period comparatives.
Reported a financial leverage ratio for Manulife of 29.7% as at March 31, 2018 compared with 30.3% as at December 31, 2017
Financial leverage decreased from the prior quarter reflecting an increase in equity due to changes in foreign currency exchange rates and growth in retained earnings.

[1]
Gross flows, net flows and assets under management and administration are non-GAAP measures. See "Performance and Non-GAAP Measures" below and in our First Quarter 2018 MD&A for additional information.

May 2, 2018 – Press Release Reporting First Quarter Results

HOW OUR BUSINESSES PERFORMED
Effective January 1, 2018, as a result of organizational changes made to drive better alignment with our strategic priorities as well as to increase focus and leverage scale in our global wealth and asset management businesses, the Company's wealth and asset management businesses are now a primary reporting segment, Global Wealth and Asset Management.
As previously announced, the new financial reporting segments are as follows:
•	Global Wealth and Asset Management – providing fee-based wealth solutions with little or no guarantees to our retail, retirement and institutional customers around the world.
•	Asia – providing insurance products and insurance-based wealth accumulation products in Asia.
•	Canada – providing insurance products, insurance-based wealth accumulation products, and banking services in Canada.
•	U.S. – providing life insurance products and administering in-force long-term care and insurance-based wealth accumulation products in the U.S.
•
Corporate and Other – comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to operating segments); financing costs; our Property and Casualty Reinsurance business; and run-off reinsurance business lines. Previously we reported the impact of updates to actuarial methods and assumptions in Corporate and Other. These are now reported in the operating segments.

The table below reconciles core earnings to net income (loss) attributed to shareholders.
($ millions)	1Q18	4Q17	1Q17
Core earnings(1)
Asia	$427	$372	$357
Canada	290	273	255
U.S.	432	463	441
Global Wealth and Asset Management	227	198	188
Corporate and Other (excluding core investment gains)	(169)	(201)	(186)
Core investment gains	96	100	46
Total core earnings	$1,303	$1,205	$1,101
Items excluded from core earnings Investment-related experience outside of core earnings	-	18	-
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	50	(68)	267
Changes in actuarial methods and assumptions	-	(33)	-
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	(1,032)	-
Charge related to U.S. Tax Reform	-	(1,777)	-
Other	19	81	(18)
Net income (loss) attributed to shareholders	$1,372	$(1,606)	$1,350
(1)
All values, including comparative periods, are shown based on the Company's new reporting segments. Please see Section A5 "Changes to reporting segments and other items" of the First Quarter 2018 MD&A for details on these and other reporting changes.

May 2, 2018 – Press Release Reporting First Quarter Results

Asia
Business highlights
Asia delivered strong core earnings in 1Q18, with double-digit growth of 21%. While our APE sales declined by 3%, our new business value increased 1% and new business value margin ("NBV margin")1 increased 1.4 percentage points (to 35.9%) compared with 1Q17, reflecting improved business mix.
With respect to our strategic priorities we launched our ManulifeMOVE program in Singapore and enhanced the program in mainland China with Apple Watch. We also enhanced our WeChat eClaims process in mainland China by introducing facial recognition, which allows real time verification, thereby dramatically improving customer experience. In Hong Kong we introduced e-claims, which simplified the filing and claims process for our customers.
Earnings
Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$355 million in 1Q18 compared with US$412 million in 1Q17 and core earnings were US$338 million in 1Q18 compared with US$270 million in 1Q17. Items excluded from core earnings were a net gain of US$17 million in 1Q18 compared with a net gain of US$142 million in 1Q17.
Core earnings in 1Q18 increased 21% compared with 1Q17 on a constant exchange rate basis. The increase in core earnings was driven by a combination of growth in new business volumes, favorable product mix, solid in-force business growth and scale benefits in Hong Kong and Asia Other, partially offset by lower core earnings in Japan due to lower new business volumes.
The US$125 million unfavourable change in items excluded from core earnings was primarily due to a net charge related to the direct impact of markets in 1Q18 compared with a net gain in 1Q17 and lower investment-related experience gains in 1Q18 compared with 1Q17.
Sales and new business value
Annualized premium equivalent sales in 1Q18 were US$778 million, a decrease of 3% compared with 1Q17 as strong growth in Hong Kong and Asia Other was more than offset by lower sales volumes in Japan. New business value in 1Q18 reached US$257 million, a 1% increase compared with 1Q17.
•
Japan APE sales were US$257 million, a decrease of 26% compared with 1Q17 due to increased competition in the corporate market segment and the impact of product re-pricing. Japan NBV in 1Q18 of US$75 million decreased 33% driven by lower APE sales. NBV margin was 29.0%, a decrease of 3.2 percentage points compared with 1Q17.

•
Hong Kong APE sales in 1Q18 were US$149 million, a 10% increase compared with 1Q17. The increase was driven by new customer solutions launched in 2017, and growth as well as increased productivity of our agency channel. Hong Kong NBV in 1Q18 of US$92 million increased 31%, due to higher sales and improvement in product margins. NBV margin was 61.8%, an increase of 9.7 percentage points compared with 1Q17, reflecting product margin improvements implemented in the second half of 2017.

•
Asia Other APE sales in 1Q18 were US$372 million, a 16% increase compared with 1Q17 driven by strong growth in the bancassurance channel. Asia Other NBV in 1Q18 of US$90 million increased 24%. NBV margin was 29.1%, an increase of 0.7 percentage points compared with 1Q17.

Canada
Business highlights
In 1Q18, we entered into a reinsurance transaction on our legacy business to reduce risk and free up $240 million of capital. Our group insurance long-term disability results improved over 1Q17 due to claims experience and repricing. The Manulife Vitality program has been added to all Family Term products and new product launches are under development. Enhancements to our customer-focused digital platforms across our product lines have led to a noticeable improvement in our recent net promoter score results.

[1]	NBV margin is a non-GAAP measure. See "Performance and Non-GAAP Measures" below and in our First Quarter 2018 MD&A for additional information.

May 2, 2018 – Press Release Reporting First Quarter Results

Earnings
Net income attributed to shareholders was $459 million in 1Q18 compared with $128 million in 1Q17. Net income attributed to shareholders is comprised of core earnings, which were $290 million in 1Q18 compared with $255 million in 1Q17, and items excluded from core earnings, which were a net gain of $169 million in 1Q18 compared with a net charge of $127 million in 1Q17.
Core earnings increased $35 million or 14% compared with 1Q17 due to improved claims experience in our group insurance long-term disability business.
The 1Q18 gains in items excluded from core earnings included $145 million of favourable investment-related experience gains and $86 million of in-force reinsurance actions. In 1Q17, the charges were primarily related to the direct impact of markets.
Sales
Annualized premium equivalent sales were $290 million in 1Q18, a decrease of $85 million or 23% compared with 1Q17. The decline was primarily attributed to the 1Q17 large-case sale in group benefits and elevated 1Q17 individual insurance sales due to tax-exempt changes.
•
Individual insurance APE sales in 1Q18 of $54 million decreased 41% compared with 1Q17. The 1Q17 sales of permanent life insurance were elevated due to tax-exempt changes and, as noted in 1Q17, we did not expect sales to continue at that level. The 1Q18 sales also reflect the impact of repricing actions in 2017 to improve profitability.

•	Group Insurance APE sales in 1Q18 of $163 million decreased $45 million or 22% compared with 1Q17, driven by the timing of large-case group insurance sales.
•
Annuities APE sales in 1Q18 of $73 million decreased $3 million or 4% compared with 1Q17 due to actions to de-emphasize fixed product and higher risk segregated fund[1] sales. We are focused on growth in lower risk segregated fund products and have seen an increase in sales of 19% from $45 million in 1Q17 to $54 million in 1Q18.

Manulife Bank average net lending assets were $20.6 billion as at March 31, 2018, up $0.3 billion or 2% from December 31, 2017.
U.S.
Business highlights
We are making progress on transforming our U.S. business. On the expense front, we signed an outsourcing agreement for 17 legacy IT infrastructure platforms which we expect will result in substantial efficiencies over the next few years. We also announced plans to consolidate our head office real estate footprint in the U.S. over the next year, reducing overall costs and providing a more modern collaborative work environment. With respect to improving returns in our insurance portfolio, we discontinued sales of a low return product category (corporate and bank-owned life insurance or "COLI/BOLI") and with respect to our customer-focused initiatives, our John Hancock Vitality sales reached an all-time high in 1Q18, surpassing 1Q17 by 9%.
Earnings
Expressed in U.S. dollars, the functional currency of the segment, 1Q18 net income attributed to shareholders was US$425 million compared with US$524 million in 1Q17, core earnings were US$341 million in 1Q18 compared with US$333 million in 1Q17, and items excluded from core earnings were a net gain of US$84 million in 1Q18 compared with a net gain of US$191 million in 1Q17.
The US$8 million increase in core earnings was driven by the favourable impact of lower U.S. tax rates and a gain related to a historical annuity reinsurance item, partially offset by the impact of lower sales volumes, product mix changes and less favourable policyholder experience (policyholder experience was favourable in both periods).
The net gains in items excluded from core earnings were US$107 million less favourable in 1Q18 compared with 1Q17 primarily due to unfavourable investment-related experience on private equity investments in 1Q18.
Sales
Annualized premium equivalents sales in 1Q18 of US$90 million decreased 20% compared with 1Q17, primarily due to lower international and variable universal life sales and the impact of our decision to exit sales of COLI/ BOLI products. The lower international sales were impacted by increased competitive pressures from domestic carriers. Partially offsetting these headwinds, term sales increased and sales of the John Hancock Vitality feature benefited multiple product categories in 1Q18.

[1]	Segregated fund products include guarantees. These products are also referred to as variable annuities.

May 2, 2018 – Press Release Reporting First Quarter Results

Global Wealth and Asset Management
Business highlights
We continued our trend of positive quarterly net flows, and reported $10 billion of net flows in 1Q18. With respect to our growth and customer priorities, we enhanced the PlanRight service in Canada by providing individual in-person retirement advice and gained traction with the recently launched goals-based Managed Individual Retirement Accounts offering for pension rollover clients in the U.S.
Earnings
Global Wealth and Asset Management's net income attributed to shareholders was $223 million compared with $175 million in 1Q17. Net income attributed to shareholders is comprised of core earnings, which were $227 million in 1Q18 compared with $188 million in 1Q17, and items excluded from core earnings, which were a net charge of $4 million in 1Q18 compared with a net charge of $13 million in 1Q17.

 Core earnings in 1Q18 increased 24% compared with 1Q17 on a constant exchange rate basis. The increase in core earnings was driven by higher fee income on higher average asset levels, and lower U.S. tax rates.
Core EBITDA1 was $360 million in 1Q18, an increase of 8% compared with 1Q17 on a constant exchange rate basis. The increase was driven by higher fee income as noted above.

The $9 million favourable change in the items excluded from core earnings in 1Q18 was primarily due to higher integration costs in our retirement businesses in Hong Kong and Canada in 1Q17.
Gross Flows and Net Flows
As noted above, gross flows were $36.5 billion in 1Q18, an increase of 16% compared with 1Q17 and net flows were $10.0 billion in 1Q18, an increase of $5.4 billion compared with 1Q17. By geography the results were:
WAM Asia:
Gross flows in Asia in 1Q18 were $7.4 billion, an increase of 35% compared with 1Q17, reflecting growth across all business lines.
•
Retail gross flows of $3.8 billion in 1Q18 increased 1% compared with 1Q17, driven by the continued success of our bank distribution partnerships across several markets, partially offset by lower gross flows in mainland China.

•	Retirement gross flows of $1.2 billion in 1Q18 increased 20% compared with 1Q17, mainly driven by higher gross flows in Hong Kong, which benefited from solid organic growth.
•
Institutional asset management gross flows in 1Q18 of $2.4 billion increased 242% compared with 1Q17, driven by additional contributions from existing clients in Japan, a large mandate in Hong Kong, and new clients in Indonesia.

Net flows in 1Q18 were $2.0 billion, compared with net flows of $1.0 billion in 1Q17, driven by higher gross flows as mentioned above and a large redemption from an institutional client in 1Q17, partially offset by higher redemptions in mainland China money market funds.
WAM Canada:
Gross flows in Canada in 1Q18 were $8.0 billion, an increase of 33% compared with 1Q17, driven by growth across all business lines.
•	Retail gross flows of $3.3 billion in 1Q18 increased 56% compared with 1Q17, driven by strong fund performance and continued sales force and marketing momentum.
•	Retirement gross flows of $2.4 billion in 1Q18 increased 15% compared with 1Q17, mainly due to higher sales of defined contribution plans and recurring contributions from existing clients.
•	Institutional asset management gross flows were $2.3 billion, an increase of 29% compared with 1Q17, driven by the funding of a $1.0 billion fixed income mandate.
Net flows were $3.5 billion in 1Q18, up from $1.4 billion in 1Q17 with increases across all three business lines due to higher gross flows as mentioned above.

[1]
Core earnings before interest, taxes, depreciation and amortization ("Core EBITDA") are non-GAAP measures. See "Performance and Non-GAAP Measures" below and in our First Quarter 2018 MD&A for additional information.

May 2, 2018 – Press Release Reporting First Quarter Results

WAM U.S.:
Gross flows in the U.S. in 1Q18 were $21.0 billion, an increase of 5% compared with 1Q17, driven by higher gross flows in institutional asset management.
•
Retail 1Q18 gross flows of $10.3 billion decreased 2% compared with 1Q17 due to lower institutional allocations partially offset by solid gross flows into our top-selling fund, an international equity strategy.

•	Retirement 1Q18 gross flows of $8.1 billion decreased 2% compared with 1Q17 due to lower gross flows in the small-case market.
•
Institutional asset management 1Q18 gross flows of $2.6 billion increased 118% compared with 1Q17, and included additional funding of $1.0 billion from an existing client as well as flows into a broad range of mandates across asset classes.

Net flows in 1Q18 were $4.5 billion, compared with net flows of $2.2 billion in 1Q17, driven by higher gross flows as mentioned above and significant improvement in retail and institutional redemptions.
Corporate and Other
Earnings
Corporate and Other reported a net loss attributed to shareholders of $296 million in 1Q18 compared with a net loss attributed to shareholders of $191 million in 1Q17. The net loss attributed to shareholders was comprised of core loss and items excluded from core loss. The core loss was $73 million in 1Q18 compared with a core loss of $140 million in 1Q17 and the items excluded from core loss amounted to a net charge of $223 million in 1Q18 compared with a net charge of $51 million in 1Q17.
The $67 million decrease in core loss was primarily due to $50 million of higher core investment gains, lower expected macro hedging costs and higher realized gains on AFS equities partially offset by higher allocated investment income from capital allocated to operating segments due to lower U.S. tax rates.
The items excluded from core loss amounted to a net charge of $223 million in 1Q18, which includes a $96 million reclassification to core investment gains and $76 million related to net realized losses on AFS bonds.
CORPORATE ITEMS
The Company also announced today that the Board of Directors approved a quarterly dividend in the amount of 22 cents per Manulife common share, payable on and after June 19, 2018 to shareholders of record at the close of business on May 15, 2018. Participants in the Company's dividend reinvestment and share purchase plans in Canada and the U.S. will receive common shares purchased on the open market at a price based on the average actual cost to purchase the shares with no discount.
Awards & Recognition
Manulife was listed as one of Canada's Best Diversity Employers by Canada's Top 100 Employers. The honour recognizes leaders who create inclusive workplaces for employees from five diverse groups: women; visible minorities; persons with disabilities; Aboriginal peoples; and lesbian, gay, bisexual and transgender (LGBT) peoples.
John Hancock Financial Services received 19 Stevie Awards, including a Grand Stevie and award for the 2018 People's Choice Award for Favourite Customer Service. John Hancock also won two Gold awards. The Stevie Awards for Sales and Customer Service recognize the achievements of sales, customer service, and call centre professionals.
Manulife scored a 3-Star rating (the highest honour) for its operators' quality of service in Japan from the Help Desk Institute (HDI), the world's largest membership organization in the customer support industry. Nominees were assessed for how well their operators dealt with customers, with respect to their tone of voice and reactions.
Manulife won in two categories at the 2017 Sing Tao Service Awards. The first award was for Mandatory Provident Fund (MPF) Services and the second was for Insurance Agent Services. The Sing Tao Service Awards recognize insurance companies that provide outstanding customer service, and are determined by a panel of judges and public voting.

May 2, 2018 – Press Release Reporting First Quarter Results

Notes
Manulife Financial Corporation will host a First Quarter Earnings Results Conference Call at 8:00 a.m. ET on May 3, 2018. For local and international locations, please call 416-340-8530 or toll free, North America 1-800-769-8320. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 11:00 a.m. ET on May 3, 2018 through May 17, 2018 by calling 905-694-9451 or 1-800-408-3053 (passcode: 7715809#).
The conference call will also be webcast through Manulife's website at 8:00 a.m. ET on May 3, 2018. You may access the webcast at: www.manulife.com/quarterlyreports. An archived version of the webcast will be available on the website following the call at the same URL as above.
The First Quarter 2018 Statistical Information Package is also available on the Manulife website at: www.manulife.com/quarterlyreports.

Media Inquiries Sean B. Pasternak (416) 852-2745 sean_pasternak@manulife.com	Investor Relations Robert Veloso (416) 852-8982 robert_veloso@manulife.com

May 2, 2018 – Press Release Reporting First Quarter Results

Financial Highlights
	Quarterly Results
($ millions, unless otherwise stated, unaudited)	1Q18	4Q17	1Q17
Net income attributed to shareholders	$1,372	$(1,606)	$1,350
Preferred share dividends	(39)	(40)	(41)
Common shareholders' net income	$1,333	$(1,646)	$1,309
Core earnings(1)	$1,303	$1,205	$1,101
Basic earnings per common share ($)	$0.67	$(0.83)	$0.66
Diluted earnings per common share ($)	$0.67	$(0.83)	$0.66
Diluted core earnings per common share ($)(1)	$0.64	$0.59	$0.53
Return on common shareholders' equity ("ROE")	14.1%	(17.1)%	13.7%
Core ROE(1)	13.4%	12.1%	11.1%
Sales(1) Annualized premium equivalent sales	$1,387	$1,259	$1,545
Wealth and Asset Management gross flows	$36,466	$32,243	$32,359
Wealth and Asset Management net flows	$9,977	$3,646	$4,603
New Business Value (1)	$384	$383	$386
Premiums and deposits(1) Insurance	$11,603	$11,003	$10,705
Wealth and Asset Management	$36,466	$32,243	$32,359
Corporate and Other	$23	$20	$21
Assets under management and administration ($ billions)(1)	$1,098	$1,071	$1,034
Capital ($ billions)(1)	$52.5	$50.7	$52.3
MLI's LICAT ratio	129%	-	-
MLI's MCCSR ratio	-	224%	233%
(1)	This item is a non-GAAP measure.

Performance and Non-GAAP Measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure if it is presented other than in accordance with generally accepted accounting principles used for the Company's audited financial statements. Non-GAAP measures referenced in this news release include: core earnings (loss); core ROE; diluted core earnings per common share; core earnings before income taxes, depreciation and amortization (core EBITDA); core investment gains; constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings, sales, APE sales, gross flows, premiums and deposits, new business value, new business value margin, core EBITDA, assets under management and assets under management and administration); premiums and deposits; assets under management; assets under management and administration; capital; new business value; new business value margin; embedded value, sales; APE sales; gross flows; and net flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see "Performance and Non-GAAP Measures" in our First Quarter 2018 MD&A and 2017 MD&A.

May 2, 2018 – Press Release Reporting First Quarter Results

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders. All values are shown based on the Company's new reporting segments. Please see Section A5 "Changes to reporting segments and other items" in the First Quarter 2018 MD&A for details on these and other reporting changes.
Total Company
	Quarterly Results
($ millions, unaudited)	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16
Total core earnings	$1,303	$1,205	$1,085	$1,174	$1,101	$1,287	$996	$833
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	-	18	11	138	-	-	280	60
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (details below)	50	(68)	47	(37)	267	(1,202)	414	(170)
Change in actuarial methods and assumptions	-	(33)	(2)	-	-	(10)	(455)	-
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	(1,032)	-	-	-	-	-	-
Charge related to U.S. Tax Reform	-	(1,777)	-	-	-	-	-	-
Other	19	81	(36)	(20)	(18)	(12)	(118)	(19)
Net income (loss) attributed to shareholders	$1,372	$(1,606)	$1,105	$1,255	$1,350	$63	$1,117	$704
Other market-related factors
Direct impact of equity markets and variable annuity guarantee liabilities	$(187)	$130	$126	$55	$222	$(213)	$96	$(97)
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	313	(155)	(22)	(73)	50	(847)	218	(113)
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(76)	40	(57)	(19)	(5)	(142)	255	40
Risk reduction items	-	(83)	-	-	-	-	(155)	-
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$50	$(68)	$47	$(37)	$267	$(1,202)	$414	$(170)
Asia
	Quarterly Results
($ millions, unaudited)	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16
Asia core earnings	$427	$372	$374	$350	$357	$341	$342	$305
Items to reconcile core earnings to net income attributed to shareholders:
Investment-related experience outside of core earnings	48	62	48	62	69	74	62	(25)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(27)	(140)	(62)	96	119	(15)	107	(287)
Change in actuarial methods and assumptions	-	5	161	-	-	(38)	(92)	-
Other	-	(39)	-	-	-	(10)	-	-
Net income (loss) attributed to shareholders	$448	$260	$521	$508	$545	$352	$419	$(7)

May 2, 2018 – Press Release Reporting First Quarter Results

Canada
	Quarterly Results
($ millions, unaudited)	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16
Canada core earnings	$290	$273	$403	$278	$255	$308	$312	$279
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	145	76	(125)	(12)	(38)	17	35	(88)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(60)	(21)	115	(238)	(83)	(266)	59	130
Change in actuarial methods and assumptions	-	(7)	43	-	-	68	(56)	-
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	(343)	-	-	-	-	-	-
Other	84	(7)	(4)	(5)	(6)	(11)	(8)	(9)
Net income (loss) attributed to shareholders	$459	$(29)	$432	$23	$128	$116	$342	$312
U.S.
	Quarterly Results
($ millions, unaudited)	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16
U.S. core earnings	$432	$463	$346	$359	$441	$387	$312	$293
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	(101)	(33)	181	164	30	97	192	93
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	268	75	50	159	222	(623)	72	(46)
Change in actuarial methods and assumptions	-	(31)	(214)	-	-	(39)	(309)	-
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	(689)	-	-	-	-	-	-
Charge related to U.S. Tax Reform	-	(2,822)	-	-	-	-	-	-
Other	(61)	139	(41)	-	-	(18)	(97)	-
Net income (loss) attributed to shareholders	$538	$(2,898)	$322	$682	$693	$(196)	$170	$340
Global Wealth and Asset Management
	Quarterly Results
($ millions, unaudited)	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16
Global WAM core earnings	$227	$198	$216	$214	$188	$186	$168	$160
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Impact related to U.S. Tax Reform	-	308	-	-	-	-	-	-
Other	(4)	(10)	(10)	(13)	(13)	(14)	(12)	(9)
Net income attributed to shareholders	$223	$496	$206	$201	$175	$172	$156	$151

May 2, 2018 – Press Release Reporting First Quarter Results

Corporate and Other
	Quarterly Results
($ millions, unaudited)	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16
Corporate and Other core loss (excluding core investment gains) (1)	$(169)	$(201)	$(354)	$(181)	$(186)	$(115)	$(155)	$(205)
Core investment gains	96	100	100	154	46	180	17	-
Total core earnings (loss)	(73)	(101)	(254)	(27)	(140)	65	(138)	(205)
Other items to reconcile core earnings (loss) to net income(loss) attributed to shareholders:
Investment-related experience outside of core earnings	(92)	(87)	(92)	(79)	(61)	(187)	(10)	80
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(131)	17	(56)	(53)	9	(298)	175	34
Changes in actuarial methods and assumptions	-	-	8	-	-	-	1	-
Impact related to U.S. Tax Reform	-	737	-	-	-	-	-	-
Other	-	(1)	18	-	1	39	-	-
Net income (loss) attributed to shareholders(1)	$(296)	$565	$(376)	$(159)	$(191)	$(381)	$28	$(91)
The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating segments.

May 2, 2018 – Press Release Reporting First Quarter Results

Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this news release include, but are not limited to, statements with respect to the expected impact of our decision to reduce the allocation to alternative long-duration assets ("ALDA") in our portfolio asset mix supporting our legacy business.
The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "suspect", "outlook", "expect", "intend", "estimate", "anticipate", "believe", "plan", "forecast", "objective", "seek", "aim", "continue", "goal", "restore", "embark" and "endeavour" (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts' expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: the final interpretation of U.S. Tax Reform by tax authorities, the amount of time required to reduce the allocation to ALDA in our asset mix supporting our legacy businesses and redeploy capital towards higher-return businesses, the specific type of ALDA we dispose of and the value realized from such dispositions; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company's or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under "Risk Management", "Risk Factors" and "Critical Accounting and Actuarial Policies" in the Management's Discussion and Analysis in our most recent annual report, under "Risk Management and Risk Factors Update" and "Critical Accounting and Actuarial Policies" in the Management's Discussion and Analysis in our most recent interim report, in the "Risk Management" note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

May 2, 2018 – Press Release Reporting First Quarter Results